UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

URANIUM ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

916896103
______________________________________
(CUSIP Number)

GOLDEN WEST INVESTMENTS LTD.
Suite 240, Barkly Wharf
Le caudan Waterfront
Port Louis, Mauritius
Telephone: (649) 946-4344
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916896103

1.          Names of Reporting Persons          Golden West Investments Ltd.
             I.R.S. Identification Nos. of above persons (entities only).

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         ☐
(b)         ☐
             Not applicable

3.          SEC Use Only:

4.          Source of Funds (See Instruction):        Not applicable (disposition of shares)

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
             Not applicable

6.           Citizenship or Place of Organization:       Belize

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:            1,600,000 shares(1)

8.          Shared Voting Power:        Nil shares

9.          Sole Dispositive Power: 1,600,000 shares(1)

10.        Shared Dispositive Power: Nil shares

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:   1,600,000 shares(1)

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
             Not applicable

13.        Percent of Class Represented by Amount in Row (11):           4.3%(1), (2)

14.        Type of Reporting Person (See Instructions):     CO

Notes:

(1)       The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)       Based on 37,607,088 shares of the Issuer's common stock issued and outstanding as of May 29, 2007.

CUSIP No. 916896103

This statement on Schedule 13D, Amendment No. 3, amends and supplements the statement on Schedule 13D, Amendment No. 1, dated February 15, 2006, as filed on May 29, 2006 by Golden West Investments Ltd., and the statement on Schedule 13D, Amendment No. 2, dated February 22, 2007, as filed on March 7, 2007 by Golden West Investments Ltd., in each case pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Golden West Investments Ltd. is sometimes referred to herein as the "Reporting Person."

ITEM 1.                            SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 9801 Anderson Mill Road, Suite 230, Austin, Texas 78750.

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Golden West Investments Ltd.

The director and secretary of Golden West Investments Ltd. is Corporate & Chancery Nominees Limited ("CCNL"), of which Mr. Jonathan Shaw ("Mr. Shaw") is a director. The shareholder of CCNL is Rising Sun Capital Corporation, and the shareholder of Rising Sun Capital Corporation is APG Trustee Corporation, as Trustee of the Hornback Trust. The beneficiary of the Hornback Trust is Wikborg Limited, of which Mr. Shaw and Mrs. Kwong Chian Chee Swong ("Mrs. Kwong Chian") are beneficial owners. As such, the beneficial owners of Gold West Investments Limited are Mr. Shaw and "Mrs. Kwong Chian.

Residence or Business Address:

Golden West Investments Ltd:
Suite 240, Barkly Wharf
Le caudan Waterfront
Port Louis
Mauritius

Corporate & Chancery Nominees Limited
Suite 240, Barkly Wharf
Le caudan Waterfront
Port Louis
Mauritius

Mr. Shaw:
c/o Corporate & Chancery Nominees Limited
at the address above

Mrs. Kwong Chian
c/o Corporate & Chancery Nominees Limited
at the address above

Present Principal Occupation or Employment:

Golden West Investments Ltd. is principally involved in investing in various public and private companies. CCNL, a Mauritius corporation, is a nominee company. Each of Mr. Shaw and Mrs. Kwong Chian have the principal occupation of company directors.

CUSIP No. 916896103

Criminal Proceedings:

During the last five years, none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

Golden West Investments Ltd. is a Belize corporation. CCNL is a Mauritius corporation. Mr. Shaw is a citizen of the United Kingdom. Mrs. Kwong Chian is a citizen of Malaysia.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Except as otherwise provided herein, since the date of the Reporting Person's previously filed statement on Schedule 13D, Amendment No. 2, dated February 22, 2007, none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has acquired any shares of the Issuer's common stock.

ITEM 4.                            PURPOSE OF TRANSACTION

On May 29, 2007, the Reporting Person sold an aggregate of 1,650,000 shares of the Issuer's common stock in a series of private transactions for nominal consideration. The Reporting Person sold such shares as part of the Reporting Person's overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person, CCNL, Mr. Shaw or Mrs. Kwong Chian may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has any current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP No. 916896103

(g)          changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person, CCNL, Mr. Shaw or Mrs. Kwong Chian is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)           For the purposes of this statement, the Reporting Person is reporting herein that as of May 29, 2007, the Reporting Person (and, as such, CCNL, Mr. Shaw and Mrs. Kwong Chian) was the beneficial owner of 1,600,000 (or approximately 4.3%) of the Issuer's common stock.

(b)          For the purposes of this statement, the Reporting Person is reporting herein that as of May 29, 2007, the Reporting Person (and, as such, CCNL, Mr. Shaw and Mrs. Kwong Chian) had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,600,000 (or approximately 4.3%) of the Issuer's common stock.

(c)          As of May 29, 2007, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, other than as disclosed herein.

(d)          As of May 29, 2007, to the best of the knowledge and belief of the Reporting Person, no person other than the Reporting Person, CCNL, Mr. Shaw or Mrs. Kwong Chian had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)          The Reporting Person, CCNL and, to the best of the Reporting Person's knowledge and belief, Mr. Shaw and Mrs. Kwong Chian, ceased to be the beneficial owner of more than 5% of the Issuer's common stock as of May 29, 2007.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person, CCNL or, to the best of the Reporting Person's knowledge and belief, Mr. Shaw or Mrs. Kwong Chian, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 916896103

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 12th July, 2007.

GOLDEN WEST INVESTMENTS LTD.

By:  Corporate & Chancery Nominees Limited, Director and Secretary of Golden West Investments Ltd.

By:     /s/ Jonathan Shaw
           Name: Jonathan Shaw
           Title:  Director of Corporate Chancery Nominees
                      Limited